

Mail Stop 7010

October 16, 2006

Via U.S. mail and facsimile

Mr. Joseph J. Jaeger
Chief Financial Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, CA 91702

>   **Re: Physicians Formula Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 3, 2006**
>   **File No. 333-136913**

Dear Mr. Jaeger:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 9

The requirements associated with being a public company…, page 12

1.   Please quantify the "significant legal, accounting and other expenses" that you reference in the fourth sentence of the first paragraph.

Dilution, page 28

2.   We note your response to comment 32 of our letter dated September 21, 2006. Please revise the calculations and tables included in this section to include the outstanding options, rather than presenting this information separately.

Unaudited Pro Forma Consolidated Financial Statements, page 29

3.   Please remove the statement in the fourth paragraph that the disclosure is "for informational purposes only," as it may suggest to investors that they can not rely on this disclosure.

4.   For the share based compensation expense related to the acceleration of vesting, please either include with the appropriate line item (i.e., cost of sales and/or selling, general and administrative expenses), or include a parenthetical on the face of pro forma consolidated statements of income to indicate the portion of the compensation expense that relates to cost of sales and that relates to selling, general and administrative expenses.

5.   Please remove your inclusion of adjustments for nonrecurring charges and related tax effects that will be included in income within the 12 months succeeding the transaction. These items include the $250,000 bonus to your CFO, the write-off of deferred financing costs, and the prepayment premium. These items should be disclosed with a notation that the items have not been included in the pro forma consolidated statements of income. Refer to Rules 11-02(b)(5) and (6) of Regulation S-X for guidance.

Business, page 54

Products, page 57

6.   We note your response to comment 50 of our letter dated September 21, 2006. It appears that you track certain data with respect to the respective size of your product offerings. In this regard, we note your statements "The face makeup category is our largest category" and "The eye makeup category is our second largest category." Please disclose the portion of your products represented by the face makeup category and the eye makeup category.

Management, page 66

7.   We note the statement in the second sentence of your response to comment 57 of our letter dated September 21, 2006. Once this person has been chosen or nominated to become a director, please provide all of the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C, if necessary.

Principal and Selling Stockholders, page 78

8.   We note your response to comment 62 of our letter dated September 21, 2006 and we reissue this comment, as it does not appear that you have provided the requested disclosure for the Summit Partners entities.

9.   We note your response to comment 63 of our letter dated September 21, 2006. Please disclose the basis for disclosing a single ownership percentage. Please

refer to interpretation I.59. of the July 1997 Manual of Publicly Available Telephone Interpretations.

Financial Statements

1. Organization and Basis of Presentation, page F-7

10.   We note your response to comment 73 of our letter dated September 21, 2006 regarding the fair value of the common stock and preferred stock issued to PFDC in connection with the acquisition of Physicians. As previously requested, please revise your disclosure to state how you estimated the fair value of your common stock and preferred stock issued to PFDC in connection with the acquisition of Physicians.

11.   We note that the predecessor amounts were determined on a "specific identification basis."   Please revise your disclosure to fully explain what the "specific identification basis" is and to address the other disclosure requirements set forth in SAB Topic 1:B.1.

Stock Options, page F-11

12.   We note your response to comment 75 of our letter dated September 21, 2006. You reference paragraph 85 of SFAS 123R as the basis for not including the pro forma disclosures required by paragraph 2.e.c. of SFAS 148. However, you did not adopt SFAS 123R until January 1, 2006. Furthermore, paragraph 85 of SFAS 123R is applicable to you, as you do not appear to be a nonpublic entity, based on the definition in Appendix E of SFAS 123R. As such, please either include the disclosures required by paragraph 2.e.c. of SFAS 148, or disclose that the differences between the historical and pro forma amounts are immaterial. If you believe that the differences between the historical and pro forma amounts are immaterial, please provide us with the basis for your conclusion, including the amounts involved.

9. Commitments and Contingencies, page F-19

Environmental, page F-19

13.   We note that you have included the disclosure on page 64 of your Form S-1 for your potential liability for the Puente Valley "operable unit" of the San Gabriel Valley Superfund Site. However, it is unclear how this disclosure fully complies with the requirements set forth in paragraph 10 of SFAS 5 and Questions 2 and 3 of SAB Topic 5:Y. Please revise your disclosure to address

each of the following, or tell us why you do not believe your disclosure requires revision:

- Clarify the significance of the State of California confirmation that no further action is necessary to your statements that the EPA and the regional water authority have named you as potentially liable for regional contamination and contamination of the area's potable water supply, respectively, and the potential additional claims from the historical site contamination and regional contamination.

- An estimate of the loss or range of loss that is reasonably possible, if material, or disclosure that such an estimate cannot be made.

- The material components of your estimated loss contingency and the significant assumptions underlying estimates, including circumstances affecting the reliability and precision of your loss estimates.

- Any material limitations of recovery from insurance, indemnification arrangements, or other sources.

- In MD&A, the likelihood that the claims may be contested by insurance or third party indemnifications, and the financial condition of third parties from which recovery is expected.

14. Please be advised that your disclosures should be made of a gross basis, separately from any insurance recoveries. Further, as previously requested, please confirm to us that you are recognizing your loss contingencies on a gross basis. The recognition of gain contingencies are not to be netted with loss contingencies on the face of the balance sheet. Furthermore, gain contingencies should be recognized to the extent that you meet the requirements in paragraph 17 of SFAS 5.

10. Stockholders' Equity, page F-19

15. We note your disclosure on page F-20 regarding the cash dividend to stock option holders in response to comment 78 in our letter dated September 21, 2006. Please revise this disclosure to state the dollar amount paid to stock option holders and where in the consolidated financial statements the compensation expense was recognized.

Item 15. Recent Sales of Unregistered Securities, page II-2

16. We note your response to comment 80 of our letter dated September 21, 2006 and we reissue this comment. In this regard, we note the second sentence of

Rule 701 of Regulation S-K, which states that you should include "securities issued in exchange for property, services or other securities."

17. We note the disclosure regarding the exemption set forth in Rule 701 under the Securities Act. Please provide us with your detailed analysis of the availability of this exemption.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. James S. Rowe
        Kirkland & Ellis LLP
        200 East Randolph Drive
        Chicago, IL 60601

        Mr. Thomas R. Brome
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, NY 10019